SCHEDULE 1

     On March 29, 2004, WF Holdings, Inc. ("WF") and each of Springhouse Capital, LP, Springhouse Capital LLC and Brian Gains (collectively, "Springhouse") entered into a Voting Agreement and Irrevocable Proxy with WF (the "Voting Agreement") pursuant to which Springhouse agreed to vote all of their Common Stock in favor of the Agreement and Plan of Merger, as amended, dated as of January 30, 2004 (the "Merger Agreement") among WF, WFM Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WF, and Workflow Management, Inc., a Delaware corporation.

     Notwithstanding the foregoing, each of the Reporting Person and the entities on this SCHEDULE 1, expressly disclaims that the filing of this Form 3 shall not be construed as an admission that such entities are the beneficial owners of any of the shares of Common Stock covered by this Form 3.